NO ACT

PE 4-20-0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09011598

Received SEC

APR 23 2009

Washington, DC 20549

April 23, 2009

Morris F. DeFeo, Jr.
Crowell & Moring LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004-2595

Act: 1934
Section:
Rule: 14a-8
Public Availability: 4-23-09

Re: QuadraMed Corporation
Incoming letter dated April 20, 2009

Dear Mr. DeFeo:

This is in response to your letter dated April 20, 2009 concerning the submission to QuadraMed by David W. Hayes. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: David W. Hayes

*** FISMA & OMB Memorandum M-07-16 ***

April 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: QuadraMed Corporation
Incoming letter dated April 20, 2009

The submission nominates the proponent for membership on QuadraMed's board of directors.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that QuadraMed may exclude it under rule 14a-8(e)(2) because QuadraMed received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if QuadraMed omits the submission from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which QuadraMed relies.

We note that QuadraMed did not file its statement of objections to including the submission in its proxy materials at least 80 calendar days before the date on which it will file its definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant QuadraMed's request that the 80-day requirement be waived.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

1001 Pennsylvania Avenue, NW, Washington, DC 20004-2595 ▪ p202 624-2500 ▪ f202 628-5116

crowell moring

Securities Exchange Act of 1934 – Rules 14a-8(e) and 14a-8(i)(8)

VIA EMAIL AND HAND DELIVERY

April 20, 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: QuadraMed Corporation – Exclusion of Stockholder Proposal under Rules 14a-8(e) and 14a-8(i)(8)

Ladies and Gentlemen:

QuadraMed Corporation, a Delaware corporation (the "*Company*"), has received a stockholder proposal from David W. Hayes (the "*Proponent*") on March 25, 2009 that relates solely to the nomination of the Proponent as a director of the Company (the "*Proposal*"). The Company intends to hold its 2009 Annual Meeting of Stockholders (the "*Annual Meeting*") on June 4, 2009 and intends to file its definitive proxy materials in respect of the Annual Meeting (the "*Proxy Materials*") with the Securities and Exchange Commission (the "*Commission*") on or before April 30, 2009. On behalf of the Company, we hereby respectfully request an interpretive opinion or no-action relief from the Commission's Division of Corporation Finance (the "*Division*") in respect of our opinion that the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(e) and Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). Further, we respectfully request a waiver from the 80-day filing requirement under Rule 14a-8(j)(1) under the Exchange Act ("*Rule 14a-8(j)(1)*"), as further discussed below, as the Proposal was not received on a timely basis.

Attached to this letter is a copy of the Proposal and other materials supplied by the Proponent.

Pursuant to Staff Legal Bulletin No. 14D (CF), dated November 7, 2008, we are submitting this letter, along with the Proposal and Proponent's other submitted materials, by email to shareholderproposals@sec.gov. Further, pursuant to Rule 14a-8(j) under the Exchange Act, we are concurrently providing a copy of this letter to the Proponent by email, facsimile, and certified mail and hand delivering for filing six (6) hard copies of this letter, the Proposal and Proponent's other submitted materials with the Commission, along with one additional copy to be file-stamped and returned to us.

<u>Exclusion of Proposal from Proxy Materials</u>

Rule 14a-8(e)

The Company received the Proposal on March 25, 2009. Further, the Company has scheduled the Annual Meeting for June 4, 2009, as was disclosed in a Company press release dated March 24, 2009 and included as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on March 30, 2009.

Because the Annual Meeting is scheduled within 30 days of the anniversary of the Company's 2008 annual meeting of stockholders, which was held on June 5, 2008, we are of the opinion that it constitutes a "regularly scheduled annual meeting" as described in Rule 14a-8(e)(2) under the Exchange Act ("*Rule 14a-8(e)(2)*"). Rule 14a-8(e)(2) provides that in the event of a regularly scheduled annual meeting, to be included in a company's proxy materials, a proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Commission has consistently permitted the exclusion of stockholder proposals from proxy materials under Rule 14a-8(e). *See, e.g.*, Midas, Inc. (April 3, 2009); Advance America, Cash Advance Centers, Inc. (March 23, 2009); and Dominion Resources, Inc. (March 12, 2009).

The proxy materials related to the Company's 2008 annual meeting were filed with the Commission on April 21, 2008. Therefore, 120 calendar days prior to the first anniversary of this release date was December 22, 2008. Further, in the Company's 2008 proxy statement filed on April 21, 2008, under a section entitled "*Stockholder Proposals for 2009 Annual Meeting,*" the Company stated, "Under the rules of the Securities and Exchange Commission, to be included in the proxy statement for the 2009 Annual Meeting of Stockholders, the Company must receive proposals no later than December 31, 2008."

Because the Company received the Proposal, dated March 23, 2009, on March 25, 2009, we are of the opinion that the Proponent has failed to meet the deadline specified in Rule 14a-8(e) and, as a result, the Proposal may be excluded from the Proxy Materials.

Rule 14a-8(i)(8)

The Proposal related only to the Proponent's nomination of himself for election to director at the Annual Meeting. Rule 14a-8(i)(8) under the Exchange Act ("*Rule 14a-8(i)(8)*") expressly permits a company to exclude a proposal from proxy materials if it "relates to an election for membership on the company's board of directors." The Commission has consistently permitted the exclusion of director nomination proposals from proxy materials under Rule 14a-8(i)(8). *See, e.g.*, Midwest Banc Holdings, Inc. (January 15, 2009); Journal Communications, Inc. (January 15, 2009); and Transmeta Corporation (June 25, 2008). Further, Commission Release No. 34-56914 (effective January 10, 2008) stated that "[a]n interpretation of Rule 14a-8(i)(8) that resulted in the Rule being used as a means to include shareholder nominees in company proxy materials, would, in effect, circumvent the other proxy rules designed to assure the integrity of director elections."

Therefore, because Proponent's Proposal was not timely and relates only to a director nomination, we are of the opinion that the Company may properly exclude the Proposal from its Proxy Materials.

Waiver of 80-Day Filing Requirement

As noted above, the Company scheduled its Annual Meeting for June 4, 2009 and received the Proposal on March 25, 2009. Therefore, while we note that this letter is being filed with the Commission within 80 calendar days of the date of the Annual Meeting, we respectfully submit that the Company demonstrates good cause for the delay in such filing under Rule 14a-8(j)(1) of the Exchange Act, as the Proponent submitted his Proposal within 80 days of the date of the Annual Meeting and the Company's Board of Directors set the slate of recommended director nominees to be included in its Proxy Materials on April 19, 2009. As a result, we respectfully request that the Commission waive such 80-day filing requirement for good cause.

Conclusion

For the foregoing reasons, on behalf of the Company, we respectfully request:

(i) an interpretive opinion or no-action relief from the Commission in respect of our opinion that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(e) and Rule 14a-8(i)(8), and

(ii) a waiver from the Commission in respect of the 80-day filing requirement.

If you have any questions or require additional information concerning this letter or any matter discussed herein, please contact the undersigned at 202-624-2925 or Kelly G. Howard of this firm at 202-624-2993. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to the courier.

Very truly yours,

Morris F. DeFeo, Jr./

Morris F. DeFeo, Jr.

cc: Robert L. Pevenstein, Chairman of QuadraMed Corporation
David L. Piazza, COO, CFO and Corporate Secretary of QuadraMed Corporation
David W. Hayes

David W. Hayes

[redacted]

March 23, 2009

Mr. David L. Piazza
Corporate Secretary
QuadraMed Corporation
12110 Sunset Hills Rd
Suite 600 Reston, VA 20190

Dear Dave,

I am writing to nominate myself for election to the board of directors pursuant to section 1.10 (b) of the Company's Amended and Restated Bylaws. This notice is being given as of March 23, 2009, or 74 days from the anniversary of last year's annual shareholder meeting held on June 5, 2008.

Pursuant to section 1.10 (b):

i) The person being nominated for election to the board is David W. Hayes:
A) David W. Hayes, age 47, *** FISMA & OMB Memorandum M-07-16 *** (business address), *** FISMA & OMB Memorandum M-07-16 *** (residential address);
B) Business Advisor and University of North Florida Slade Entrepreneur in Residence;
C) Common, 61,477 shares
D) Stockholder and nominee are the same;
E) I hereby agree to provide any information required under section 1.10 (b) E and give my written consent to being named in the proxy statement;

Pursuant to section 1.10 (a):
i) The nomination of David W. Hayes for election to the board;
ii) David W. Hayes & Cathleen B. Hayes, Joint Tenants, *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
iii) Common, 61,477 shares;
iv) No material interest exists;
v) I hereby agree to provide any information required under section 1.10 (a) (v).

For further information to you and the board, I have enclosed my resume. Please call or email me with any questions.

Best regards,

David Hayes

*** FISMA & OMB Memorandum M-07-16 ***

David W. Hayes

Objective

An extraordinary record in both entrepreneurial and business creation and job growth; a healthcare technology innovator, dynamic instructor, leader, and creative decision maker.

Summary of Qualifications

> Healthcare technology change-agent and entrepreneurship expert

> Demonstrable and successful record in business startups and healthcare endeavors, capital raising, mergers and acquisitions, marketing and sales, and public relations

> Gift for solving complex problems in a fast-paced environment

> Exceptional interpersonal and communication skills

> Accomplished and effective lecturer and instructor

> Hands-on advisor and avid supporter of Students in Free Enterprise (www.sife.org)

> Committed to the success of free-market entrepreneurship and to healthcare reform through technology innovation

Professional Experience and Accomplishments

President and Managing Partner
Serendipity Design Studios, LLC, Jacksonville, Florida
DBA Serendipity Business Advisors
October 2005 - Present

Delivers hands-on instruction and guidance to entrepreneurs in successfully turning concepts and ideas into profitable business endeavors. Provides wide range of advisory services, including all phases of company lifecycle: market evaluation, business planning, and creation; capital-raising and corporate financing; product, job, and revenue growth; board advisory services; and exit strategy planning and execution.

Slade Entrepreneur in Residence, Adjunct Professor, Chairperson of Students in Free Enterprise Board
Coggin College of Business - University of North Florida, Jacksonville, Florida
August 2005 - Present

Responsible for development of entrepreneur in residence program including technology transfer and student and alumni business creation. Highly ranked adjunct faculty member of the Coggin College of Business at the University of North Florida (UNF). Conceived and developed two capstone courses, *Entrepreneurship* and *Professional Development*, for the University's entrepreneurial degree program. Classes are part of UNF's emerging transformational learning approach, giving students the opportunity to apply academic knowledge to real-life business experiences prior to graduation. Rated double the University average by students:

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[illegible]
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Actively involved in UNF Students in Free Enterprise program (www.unfsife.com), serving as Business Advisory Board Chairperson and mentor. Guided UNFSIFE to regional awards ten years in a row; for past four years, nationally recognized as a top-twenty program out of 650 participating colleges.

President & CEO, Founder, Advisor and Board Member
Tempus Software, Incorporated, Jacksonville, Florida
September 1991 - October 2000; June 2002 - October 2004

Founded Tempus, a top ten-ranked leading healthcare information systems company, and served as president and chief executive officer. Transformed the front-end of healthcare processing through the development of the industry's first patient access management product suite. Early adopter of networked, PC-based Internet technologies. Directed all aspects of corporation, including business creation and initial seed capital raise. Responsible for operations, sales, marketing, and technical management. Led formation and growth of partner alliances. Secured multi-million secondary round of strategic-based capital. Grew company to multi-million annual revenue generator and secured more than 450 hospital customers throughout the US and Canada.

Returned to Tempus in 2002 and revitalized the company. Restructured corporate finances and redirected product development and marketing. Bolstered customer service and quality assurance. Re-established relationships with partners and vendors. Negotiated sale of Tempus to QuadraMed Corporation (NASDAQ: QDHC) in June 2004.

Vice Chairperson of the Board of Directors
Luv-It Wellness Foundation
January 2008 Present

Provides strategic and operational assistance for non-profit health management organizaton that focuses on early childhood and adolescent education with the goal of reducing and preventing the causes and health risks of obesity.

President and Board Member
Patient Placement Systems LLC, Atlanta, Georgia
March 2001 - May 2002

http://www.patientplacement.com/

Responsible for initial development and growth of e-based healthcare commerce company. Led successful program to raise first and secondary rounds of seed capital. Recruited experienced management team. Established name recognition and market presence. Became industry's leading provider of Web-based patient placement systems for hospitals and long-term care facilities. Merged with Jackson Healthcare (http://www.jacksonhealthcare.com/) in 2002.

Board Member and Consultant
eOptimize Advanced Systems, Incorporated (TSE-CDNX: EOP),
Kamloops, British Columbia, Canada
August 2001 - November 2004

http://www.eoptimize.com/default.asp

Active advisory and operational role. Assessed and innovated company's intermediate and long-term product plan. Spearheaded establishment of US healthcare market. Negotiated strategic alliances, including the company's largest licensing agreement for $5 million with Eclipsys Corporation, a $255 million, NASDAQ-traded company. Company is now a MEC award winner and an industry-leading provider of Microsoft .NET-based real-time, intelligent scheduling solutions for corporations.



Other Professional Experience

Served as Executive Director of Outpatient Services for Baptist Health, Jacksonville, Florida (1990-1991). Responsible for strategic planning at Memorial Health System, Jacksonville, Florida (August 1986-1990). Began career at Blue Cross and Blue Shield of Florida as a Management Consultant (1984-1986).

Presentations

Numerous presentations to organizations and universities. Lectures on entrepreneurship and business ethics to the University of North Florida and Jacksonville University. Presentations on technology and industry trends to regional and national organizations, including Florida Hospital Association, Central Florida HIMSS Society, National Association of Healthcare Access Managers, and Healthcare Information and Management Systems Society.

Quoted in many local and national publications, including Florida Trends, Jacksonville Business Journal, Healthcare Informatics, and Modern Healthcare, the leading industry publication. Selected as industry expert by Modern Healthcare.

Education

Master of Business Administration
University of North Florida, Jacksonville, Florida
1986-1982

Bachelor of Science, Industrial and Operations Management
Auburn University, Auburn, Alabama
1980-1984